Exhibit 20.22
PROMISSORY NOTE

Principal	Loan Date	Maturity	Loan No	Call / Coll	Account	Officer	Initials
$2,000,000.00	10-25-2007	10-24-2008	418887	11 / 3190	12003591	081
References in the boxes above are for Lender's use only and do not limit the applicability of this document to any particular loan or item.
Any item above containing "***" has been omitted due to text length limitations.

Borrower:	Aetrium Incorporated	Lender:	Bremer Bank, National Association
	2350 Helen St		Minneapolis Office
	North St. Paul, WIN 55109		8555 Eagle Point Blvd
P.O. Box 1000
Lake Elmo, WIN 55042

Principal Amount: $2,000,000.00	Initial Rate: 7.500%	Date of Note: October 25, 2007

PROMISE TO PAY. Aetrium Incorporated ("Borrower") promises to pay to Bremer Bank, National Association ("Lender"), or order, in lawful money of the United States of America, the principal amount of Two Million & 00/100 Dollars ($2,000,000.00) or so much as may be outstanding, together with interest on the unpaid outstanding principal balance of each advance. Interest shall be calculated from the date of each advance until repayment of each advance.

PAYMENT. Borrower will pay this loan in one payment of all outstanding principal plus all accrued unpaid interest on October 24, 2008. In addition, Borrower will pay regular monthly payments of all accrued unpaid interest due as of each payment date, beginning November 3, 2007, with all subsequent interest payments to be due on the same day of each month after that. Unless otherwise agreed or required by applicable law, payments will be applied first to any accrued unpaid interest; then to principal; then to any unpaid collection costs; and then to any late charges. The annual interest rate for this Note is computed on a 365/360 basis; that is, by applying the ratio of the annual interest rate over a year of 360 days, multiplied by the outstanding principal balance, multiplied by the actual number of days the principal balance is outstanding. Borrower will pay Lender at Lender's address shown above or at such other place as Lender may designate in writing.

VARIABLE INTEREST RATE. The interest rate on this Note is subject to change from time to time based on changes in an index which is the rate as announced from time to time by Bremer Bank, National Association (the "Index"). The Index is the Prime rate as published by Bloomberg at www.Bloomberg.com under "Market Data: Rates and Bonds: Key Rates," as of the date of determination. The Index is not necessarily the lowest rate charged by Lender on its loans and is set by Lender in its sole discretion. If the Index becomes unavailable during the term of this loan, Lender may designate asubstitute index after notifying borrower. Lender will tell Borrower the current Index rate upon Borrower's request. The interest rate change will not occur more often than each day. Borrower understands that Lender may make loans based on other rates as well. The Index currently is 7.750% per annum. The interest rate to be applied to the unpaid principal balance during this Note will be at a rate of 0.250 percentage points under the Index, resulting in an initial rate of 7.500% per annum. NOTICE: Under no circumstances will the interest rate on this Note be more than the maximum rate allowed by applicable law.

PREPAYMENT; MINIMUM INTEREST CHARGE. In any event, even upon full prepayment of this Note, Borrower understands that Lender is entitled to a minimum interest charge of $10.00. Other than Borrower's obligation to pay any minimum interest charge, Borrower may pay without penalty all or a portion of the amount owed earlier than it is due. Early payments will not, unless agreed to by Lender in writing, relieve Borrower of Borrower's obligation to continue to make payments of accrued unpaid interest. Rather, early payments will reduce the principal balance due. Borrower agrees not to send Lender payments marked "paid in full", "without recourse", or similar language. If Borrower sends such a payment, Lender may accept it without losing any of Lender's rights under this Note, and Borrower will remain obligated to pay any further amount owed to Lender. All written communications concerning disputed amounts, including any check or other payment instrument that indicates that the payment constitutes "payment in full" of the amount owed or that is tendered with other conditions or limitations or as full satisfaction of a disputed amount must be mailed or delivered to: Bremer Bank, National Association; Minneapolis Office; 8555 Eagle Point Blvd; P.O. Box 1000; Lake Elmo, MN   55042.

LATE CHARGE. If a payment is 10 days or more late, Borrower will be charged 5.000% of the unpaid portion of the regularly scheduled payment.

INTEREST AFTER DEFAULT. Upon default, including failure to pay upon final maturity, the interest rate on this Note shall be increased by adding a 2.000 percentage point margin ("Default Rate Margin"). The Default Rate Margin shall also apply to each succeeding interest rate change that would have applied had there been no default. However, in no event will the interest rate exceed the maximum interest rate limitations under applicable law.

DEFAULT.   Each of the following shall constitute an event of default ("Event of Default") under this Note:

Payment Default.   Borrower fails to make any payment when due under this Note.

Other Defaults. Borrower fails to comply with or to perform any other term, obligation, covenant or condition contained in this Note or in any of the related documents or to comply with or to perform any term, obligation, covenant or condition contained in any other agreement between Lender and Borrower.

Default in Favor of Third Parties. Borrower or any Grantor defaults under any loan, extension of credit, security agreement, purchase or sales agreement, or any other agreement, in favor of any other creditor or person that may materially affect any of Borrower's property or Borrower's ability to repay this Note or perform Borrower's obligations under this Note or any of the related documents.

False Statements. Any warranty, representation or statement made or furnished to Lender by Borrower or on Borrower's behalf under this Note or the related documents is false or misleading in any material respect, either now or at the time made or furnished or becomes false or misleading at any time thereafter.

Insolvency. The dissolution or termination of Borrower's existence as a going business, the insolvency of Borrower, the appointment of a receiver for any part of Borrower's property, any assignment for the benefit of creditors, any type of creditor workout, or the commencement of any proceeding under any bankruptcy or insolvency laws by or against Borrower.

Creditor or Forfeiture Proceedings. Commencement of foreclosure or forfeiture proceedings, whether by judicial proceeding, self-help, repossession or any other method, by any creditor of Borrower or by any governmental agency against any collateral securing the loan. This includes a garnishment of any of Borrower's accounts, including deposit accounts, with Lender. However, this Event of Default shall not apply if there is a good faith dispute by Borrower as to the validity or reasonableness of the claim which is the basis of the creditor or forfeiture proceeding and if Borrower gives Lender written notice of the creditor or forfeiture proceeding and deposits with Lender monies or a surety bond for the creditor or forfeiture proceeding, in an amount determined by Lender, in its sole discretion, as being an adequate reserve or bond for the dispute.

Events Affecting Guarantor. Any of the preceding events occurs with respect to any guarantor, endorser, surety, or accommodation party of any of the indebtedness or any guarantor, endorser, surety, or accommodation party dies or becomes incompetent, or revokes or

PROMISSORY NOTE
Loan No: 418887	(Continued)	Page 2

disputes the validity of, or liability under, any guaranty of the indebtedness evidenced by this Note.

Change In Ownership.  Any change in ownership of twenty-five percent (25%) or more of the common stock of Borrower.

Adverse Change.    A material adverse change occurs in Borrower's financial condition, or Lender believes the prospect of payment or performance of this Note is impaired.

LENDER'S RIGHTS. Upon default, Lender may declare the entire unpaid principal balance under this Note and all accrued unpaid interest immediately due, and then Borrower will pay that amount.

ATTORNEYS' FEES; EXPENSES. Lender may hire or pay someone else to help collect this Note if Borrower does not pay. Borrower will pay Lender that amount. This includes, subject to any limits under applicable law, Lender's reasonable attorneys' fees and Lender's legal expenses, whether or not there is a lawsuit, including reasonable attorneys' fees, expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), and appeals. If not prohibited by applicable law, Borrower also will pay any court costs, in addition to all other sums provided by law.

JURY WAIVER. Lender and Borrower hereby waive the right to any jury trial in any action, proceeding, or counterclaim brought by either Lender or Borrower against the other.

GOVERNING LAW. This Note will be governed by federal law applicable to Lender and, to the extent not preempted by federal law, the laws of the State of Minnesota without regard to its conflicts of law provisions. This Note has been accepted by Lender in the State of Minnesota.

DISHONORED ITEM FEE. Borrower will pay a fee to Lender of $15.00 if Borrower makes a payment on Borrower's loan and the check or preauthorized charge with which Borrower pays is later dishonored.

RIGHT OF SETOFF. To the extent permitted by applicable law, Lender reserves a right of setoff in all Borrower's accounts with Lender (whether checking, savings, or some other account). This includes all accounts Borrower holds jointly with someone else and all accounts Borrower may open in the future. However, this does not include any IRA or Keogh accounts, or any trust accounts for which setoff would be prohibited by law. Borrower authorizes Lender, to the extent permitted by applicable law, to charge or setoff all sums owing on the indebtedness against any and all such accounts, and, at Lender's option, to administratively freeze all such accounts to allow Lender to protect Lender's charge and setoff rights provided in this paragraph.

COLLATERAL. Borrower acknowledges this Note is secured by all inventory, chattel paper, accounts, equipment and general intangibles as listed in the Commercial Security Agreement dated of even date herewith between the Borrower and the Lender.

LINE OF CREDIT. This Note evidences a revolving line of credit. Advances under this Note may be requested either orally or in writing by Borrower or as provided in this paragraph. Lender may, but need not, require that all oral requests be confirmed in writing. All communications, instructions, or directions by telephone or otherwise to Lender are to be directed to Lender's office shown above. The following person or persons are authorized to request advances and authorize payments under the line of credit until Lender receives from Borrower, at Lender's address shown above, written notice of revocation of such authority: Joseph C. Levesque, President/CEO of Aetrium Incorporated; Paul H. Askegaard , Treasurer/Asst Secretary of Aetrium Incorporated; and Douglas L. Hemer, CAO/Secretary of Aetrium Incorporated. Borrower agrees to be liable for all sums either: (A) advanced in accordance with the instructions of an authorized person or (B) credited to any of Borrower's accounts with Lender. The unpaid principal balance owing on this Note at any time may be evidenced by endorsements on this Note or by Lender's internal records, including daily computer print-outs.

PRIOR NOTE. a Promissory Note dated October 19, 2006 in the original amount of $2,000,000.00 between Aetrium Incorporated ("Borrower") and Bremer Bank, National Association ("Lender").

SUCCESSOR INTERESTS. The terms of this Note shall be binding upon Borrower, and upon Borrower's heirs, personal representatives, successors and assigns, and shall inure to the benefit of Lender and its successors and assigns.

NOTIFY US OF INACCURATE INFORMATION WE REPORT TO CONSUMER REPORTING AGENCIES. Please notify us if we report any inaccurate information about your account(s) to a consumer reporting agency. Your written notice describing the specific inaccuracy(ies) should be sent to us at the following address: Bremer Service Center 8555 Eagle Point Boulevard, P.O. Box 1000 Lake Elmo, MN 55042.

GENERAL PROVISIONS. If any part of this Note cannot be enforced, this fact will not affect the rest of the Note. Lender may delay or forgo enforcing any of its rights or remedies under this Note without losing them. In addition, Lender shall have all the rights and remedies provided in the related documents or available at law, in equity, or otherwise. Except as may be prohibited by applicable law, all of Lender's rights and remedies shall be cumulative and may be exercised singularly or concurrently. Election by Lender to pursue any remedy shall not exclude pursuit of any other remedy, and an election to make expenditures or to take action to perform an obligation of Borrower shall not affect Lender's right to declare a default and to exercise its rights and remedies. Borrower and any other person who signs, guarantees or endorses this Note, to the extent allowed by law, waive presentment, demand for payment, and notice of dishonor. Upon any change in the terms of this Note, and unless otherwise expressly stated in writing, no party who signs this Note, whether as maker, guarantor, accommodation maker or endorser, shall be released from liability. All such parties agree that Lender may renew or extend (repeatedly and for any length of time) this loan or release any party or guarantor or collateral; or impair, fail to realize upon or perfect Lender's security interest in the collateral; and take any other action deemed necessary by Lender without the consent of or notice to anyone. All such parties also agree that Lender may modify this loan without the consent of or notice to anyone other than the party with whom the modification is made. The obligations under this Note are joint and several.

SECTION DISCLOSURE.  To the extent not preempted by federal law, this loan is made under Minnesota Statutes, Section 47.59.

PROMISSORY NOTE
Loan No: 418887	(Continued)	Page 3

PRIOR TO SIGNING THIS NOTE, BORROWER READ AND UNDERSTOOD ALL THE PROVISIONS OF THIS NOTE, INCLUDING THE VARIABLE INTEREST RATE PROVISIONS.  BORROWER AGREES TO THE TERMS OF THE NOTE.

BORROWER ACKNOWLEDGES RECEIPT OF A COMPLETED COPY OF THIS PROMISSORY NOTE.

BORROWER:

AETRIUM INCORPORATED

By:	/s/ Joseph C. Levesque	By:	/s/ Paul H. Askegaard
	Joseph C. Levesque, President/CEO of Aetrium Incorporated		Paul H. Askegaard , Treasurer/Asst Secretary of Aetrium Incorporated

By:	/s/ Douglas L. Hemer
Douglas L. Hemer, CAO/Secretary of Aetrium Incorporated